FARO Technologies, Inc.

August 10, 2012

VIA EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	FARO Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 28, 2012

File No. 000-23081

Dear Mr. James,

On behalf of FARO Technologies, Inc. (the “Company”), I hereby respond to the comments of the staff of the Securities and Exchange Commission (the “Commission”), contained in the letter dated July 30, 2012, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011.

The staff’s comments and the Company’s responses are set forth below and are keyed to the sequential numbering of the comments and to the headings used in the staff’s letter.

Item 8. Financial Statements

Note 17. Segment Reporting, page 59

1.	Please tell us why you do not disclose a measure for segment depreciation and amortization expense. Refer to ASC 280-10-50-22(e).

The amount of depreciation and amortization for each segment has never been material to the operating results of any segment and as a result has not been separately presented to, nor reviewed by, the Chief Operating Decision Maker (“CODM”) to assess the performance of any segment. However, the Company will include depreciation and amortization for each segment in future filings in accordance with ASC 280-10-50-22(e).

2.	Please also address your consideration of the disclosures required by ASC 280-10-50-40 and 50-41 related to revenues from external customers for each product and service or each group of similar products and services and presenting geographic information for revenues and long-lived assets separately for material individual foreign countries.

The Company designs, develops, manufactures, markets, sells and supports portable, 3-D measurement devices used in a broad range of manufacturing, industrial, and construction applications. These activities represent approximately 99% of consolidated sales. The Company sells and supports these products in its three target markets which it has identified as the Company’s operating segments, as defined by Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, No. 280, Segment Reporting. These are comprised of three geographic regions: Americas,

Europe/Africa, and Asia Pacific. The Company prepares, and the CODM regularly reviews, financial information regarding the operating results of these segments. This information is evaluated regularly to decide how to allocate resources to each region and to assess the performance of each region.

With respect to the staff’s comment regarding revenues for each product or service or each group of similar products or services, the Company has concluded that its products constitute a group of similar products within each operating segment based upon the following factors:

•	the sale and support of these products is the only source of revenue within each of the three regions;

•	although the Company’s products are used in a variety of applications, all of its products are portable 3-D measurement devices;

•	each product and service is marketed and sold to customers in similar industries in each of the three regions; and

•	all of the Company’s products are sold in a substantially similar manner, through a combination of a direct sales force and a distribution channel in each of these regions.

With respect to the staff’s comment regarding ASC 280-10-50-41(a) and (b), the Company agrees that disclosure of revenues from external customers and long-lived assets is required for its country of domicile and for those attributable to all other countries in total. The Company also agrees that, if material, separate disclosure is required for each individual foreign country under ASC 280-10-50-41. Accordingly, the Company agrees to provide in future filings disclosure of revenues from external customers and long-lived assets relating to its country of domicile and those attributable to all foreign countries in total. In addition, the Company will provide disclosure of revenues from external customers and long-lived assets for each individual foreign country, if material, in future filings.

Exhibit 23.1

3.	We note that the consent refers to report dates of February 29, 2012 and not February 28, 2012 as shown on pages 36 and 63. Please amend to include a corrected consent from your independent registered public accounting firm which refers to the correct date of the reports.

We will include a corrected consent referring to report dates of February 28, 2012, in an amended filing of the Form 10-K/A for 2011.

*        *        *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of the Company’s response.

Sincerely,

/s/ Keith S. Bair

Keith S. Bair

Senior Vice President and CFO

Cc:	Praveen Kartholy, Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant